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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)*

                                 NESTOR, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                   64107410
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                                (CUSIP Number)

                              Howard E. Steinberg
                 Executive Vice President and General Counsel
                    Reliance Financial Services Corporation
                               Park Avenue Plaza
                              55 East 52nd Street
                           New York, New York 10055
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          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  See Item 5
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO......64107410................
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1          NAME OF REPORTING PERSON  I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
           (entities only)
           RELIANCE FINANCIAL SERVICES CORPORATION
           I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                      (b) [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           N/A
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [X]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                       7          SOLE VOTING POWER

                                  872,708
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  NUMBER OF SHARES     8          SHARED VOTING POWER
    BENEFICIALLY
    OWNED BY EACH      -------------------------------------------------------
      REPORTING        9          SOLE DISPOSITIVE POWER
     PERSON WITH
                                  872,708
                       -------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            872,708
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%
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14          TYPE OF REPORTING PERSON*

            HC
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2.  Identity and Background.

Item 2 is restated in its entirety to read as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 43.7% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


                                         Position with Reliance
Name and Business Address                Financial and Principal Occupation
-------------------------                ----------------------------------

Saul P. Steinberg                        Chairman of the Board, Chief
Reliance Group Holdings, Inc.            Executive Officer and Director,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg                      President, Chief Operating
Reliance Group Holdings, Inc.            Officer and Director, Reliance
Park Avenue Plaza                        Financial and RGH; Chairman of
New York, New York 10055                 the Board and Chief Executive
                                         Officer, RIC

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George E. Bello                          Executive Vice President,
Reliance Group Holdings, Inc.            Controller and Director,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                       Executive Vice President, Chief
Reliance Group Holdings, Inc.            Financial Officer and Director,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.                Executive Vice President, General
Reliance Group Holdings, Inc.            Counsel and Corporate
Park Avenue Plaza                        Secretary, Reliance Financial
New York, New York 10055                 and RGH

Albert A. Benchimol                      Senior Vice President and
Reliance Group Holdings, Inc.            Treasurer, Reliance Financial
Park Avenue Plaza                        and RGH
New York, New York 10055

Henry A. Lambert                         Senior Vice President--Real
Reliance Group Holdings, Inc.            Estate Investments and
Park Avenue Plaza                        Operations, Reliance Financial
New York, New York 10055                 and RGH; President and Chief
                                         Executive Officer, Reliance
                                         Development Group, Inc.

Dennis J. O'Leary                        Senior Vice President--Taxes,
Reliance Group Holdings, Inc.            Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055
                                         Senior Vice President--Group
Philip S. Sherman                        Controller, Reliance Financial
Reliance Group Holdings, Inc.            and RGH
Park Avenue Plaza
New York, New York 10055

Bruce L. Sokoloff                        Senior Vice President--
Reliance Group Holdings, Inc.            Administration, Reliance
Park Avenue Plaza                        Financial and RGH
New York, New York 10055

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James E. Yacobucci                       Senior Vice President--
Reliance Insurance Company               Investments and Director,
Park Avenue Plaza                        Reliance Financial, RGH and RIC
New York, New York 10055

Paul W. Zeller                           Senior Vice President,
Reliance Group Holdings, Inc.            Deputy General Counsel
Park Avenue Plaza                        and Assistant Secretary,
New York, New York 10055                 Reliance Financial and RGH

George R. Baker                          Director, Reliance Financial
3401 North California Avenue             and RGH; Corporate
Chicago, Illinois 60618                  Director/Advisor various
                                         business enterprises

Dennis A. Busti                          Director, Reliance Financial
Reliance National                        and RGH; President and Chief
77 Water Street                          Executive Officer, Reliance
New York, New York 10005                 National, a principal subsidiary
                                         of RIC

Dr. Thomas P. Gerrity                    Director, Reliance Financial
The Wharton School                       and RGH; Dean, the Wharton
University of Pennsylvania               School of the University of
Steinberg Hall- Dietrich Hall            Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                         Director, Reliance Financial
Jewell Jackson McCabe                    and RGH; President, Jewell
Associates                               Jackson McCabe Associates,
50 Rockefeller Plaza                     consultants specializing in
Suite 46                                 planning and communications
New York, New York 10020

Irving Schneider                         Director, Reliance Financial
Helmsley-Spear, Inc.                     and RGH; Co-Chairman and Chief
60 East 42nd Street                      Operations Officer, Helmsley-Spear,
New York, New York 10165                 Inc., a real estate management
                                         corporation

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Bernard L. Schwartz                      Director, Reliance Financial
Loral Space & Communications Ltd.        and RGH; Chairman of the Board,
600 Third Avenue                         Chief Executive Officer, Loral
New York, New York 10016                 Space & Communications Ltd., a
                                         high-technology company
                                         concentrating on satellite-based
                                         services; Chairman of the Board and
                                         Chief Executive Officer, Globalstar
                                         Telecommunications, Ltd.

Richard E. Snyder                        Director, Reliance Financial
Golden Books Family                      and RGH; Chairman of Golden Books
Entertainment, Inc.                      Family Entertainment, Inc., a
850 Third Avenue                         publisher of children's books.
New York, New York 10022

Bruce E. Spivey                          Director, Reliance Financial and
Columbia-Cornell Care LLC                RGH; President and Chief Executive
900 Third Avenue, Suite 500              Officer, Columbia-Cornell Care LLC,
New York, New York 10022                 the physician organization of the
                                         clinical faculties of the medical
                                         schools of Columbia and Cornell
                                         Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

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ITEM 5.  Interest in Securities of the Issuer.

Item 5 is amended as follows:

According to the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, the number of shares of the Security outstanding has increased to 17,404,763 shares. As a result, the 872,708 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 5.0% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.


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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.


Dated: August 27, 1998

                                      RELIANCE FINANCIAL SERVICES CORPORATION


                                      By    /s/ James E. Yacobucci
                                         ------------------------------------
                                            James E. Yacobucci
                                            Senior Vice President-Investments

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